Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

July 29, 2022

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	Transamerica Series Trust
(File Nos. 033-00507; 811-04419)
PRE14A (Accession Number: 0001193125-22-190374)

Dear Ms. Lithotomos:

On behalf of Transamerica Series Trust (the “Registrant”), we are filing this letter to respond in writing to the Staff’s comments on the preliminary filing of the Notice of Meeting, Joint Proxy Statement, and Proxy Cards (collectively, the “Joint Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) on July 8, 2022, relating to a proposed new sub-adviser, Aegon USA Investment Management LLC, (the “New Sub-Adviser”) for Transamerica JPMorgan Core Bond VP and Transamerica PIMCO Total Return VP, each a series of the Registrant (each, a “Portfolio” and together, the “Portfolios”). The Staff’s comments were conveyed to the Registrant via telephone on July 14, 2020. The Staff noted that all comments given apply individually to each Portfolio, as applicable.

Below are the Staff’s comments on the Joint Proxy Statement and the Registrant’s responses thereto.

1.	Comment: In the “Questions and Answers” section, if the proposed transactions would result in an increase in management fees, then please prominently disclose this fact.

Response: The Registrant confirms that there would be no increase in the effective management fees paid by either Portfolio under its new management fee schedule.

2.	Comment: Please explain in your response letter to the Staff why the other changes that would occur in connection with the proposed change in sub-adviser do not require a vote from shareholders.

Response: The Registrant notes that disclosure is included in the Joint Proxy Statement with regard to certain changes that would occur in connection with the proposed change in sub-adviser, and the disclosure states that shareholder approval is not required for these changes. The Registrant notes that shareholder approval of the relevant changes is not required by the Registrant’s charter documents or the Investment Company Act of 1940.

3.

Comment: Please explain in your response to the Staff whether the investment strategy changes described in the Joint Proxy Statement will be implemented prior to conducting a filing under Rule 485(a) of the Securities Act of 1933 Act.

Response: The Registrant notes that it plans to implement the investment objective and investment strategy and related changes for each Portfolio, as described in the Joint Proxy Statement, in connection with the respective sub-adviser change through Rule 497 filings, and the relevant prospectus supplements will be distributed to investors at least 60 days in advance of the changes. The Registrant plans to file a Rule 485(a) filing reflecting these changes to the Portfolios in connection with the next annual update to its registration statement.

4.

Comment: The Staff requests that the Registrant include an explanation of “To Be Announced Transactions” risks when referring to the addition of such risks to the strategy for Transamerica JPMorgan Core Bond VP if the New Sub-Adviser is approved by shareholders.

Response: The Registrant notes that the following risk factor will be included in a prospectus supplement which will be mailed to shareholders with the Joint Proxy Statement, and that a reference to that supplement has been added to the applicable proposal in the Joint Proxy Statement:

“To Be Announced (TBA)Transactions –Although the securities that are delivered in TBA transactions must meet certain standards, there is a risk that the actual securities received by the portfolio may be less favorable than what was anticipated when entering into the transaction. TBA transactions also involve the risk that a counterparty will fail to deliver the security, exposing the portfolio to further losses.”

5.	Comment: Please confirm that certain disclosure under “Manner of Voting” has been resolved and, if so, please remove the brackets.

Response: The Registrant confirms the disclosure and has removed the brackets from the Proxy Statement.

6.	Comment: Please explain why “Derivatives” risk has not been included as an additional risk to be added to the proposed strategy for Transamerica JPMorgan Core Bond VP.

Response: The Registrant notes that “Derivatives” risk is already a principal risk of Transamerica JPMorgan Core Bond VP.

7.	Comment: The Staff notes that if there is any recoupment of a fee waiver with respect to the Portfolios, this should be disclosed.

Response: The Registrant notes that the disclosure regarding fee waiver recapture is in the Joint Proxy Statement under the section entitled “Management Fees” and notes that Transamerica Asset Management, Inc. (“TAM”) is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class, subject to the limitations described in Joint Proxy Statement. The Registrant confirms that there have been no amounts waived for either Portfolio for the past three fiscal years.

8.

Comment: Under the sub-section entitled “Sub-Advisory Fees” in the “General Comparison of Sub-Advisory Agreements” section, please confirm and disclose if any of the differences between the existing agreements and the proposed agreements could have a negative effect on investors.

Response: The Registrant believes that the current disclosure satisfies the Schedule 14A requirement to describe the material differences between the current and proposed sub-advisory agreements.

9.	Comment: The Staff notes that if the proposed transactions effect an increase in management fees, then explain why this increase does not rise to investor approval.

Response: Please see the response to Comment 1 above.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1821.

Very truly yours,

/s/ Dennis P. Gallagher
Dennis P. Gallagher
Chief Legal Officer and Secretary
Transamerica Series Trust

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